

Mail Stop 3030

October 17, 2016

Via E-Mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re: Biotricity Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 30, 2016**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Risk Factors, page 4

1.   We note your response to prior comment 3. If the terms of the Exchangeable Shares can be amended without the approval of your common stockholders to provide holders of the Exchangeable Shares rights to the registrant or iMedical that differ from those of your common stockholders, please add a risk factor to explain the risk directly.

We may become subject, directly or indirectly, to federal and state health care fraud and abuse laws and regulations, page 19

2.   We note your response to prior comment 14. Please clarify your risk factor disclosure by highlighting briefly the relevant type of activity that the Stark law prohibits.

Business, page 36

3.   Please tell us when you will provide the material that you mention in your response to prior comment 12.

The Acquisition Transaction, page 37

4.   Please respond to that portion of prior comment 29 that asks you to disclose the substance of your response to comment 41 from our letter dated May 23, 2016. Include in your disclosure the appropriate sections of your response to prior comment 29.

Market Strategy, page 44

5.   We note your responses to prior comments 17 and 21 and your revisions to the fourth paragraph in this section. Given your disclosure on page 54 that the 510(k) clearance process can take from three to twelve months or "significantly longer," please clarify the basis for your disclosure on page 45 that you expect the FDA review process for your device to take approximately ninety days. Also, please (1) address that part of prior comment 17 that sought disclosure of the existence of and reasons for delays from what you had expected to accomplish in "early 2016," and (2) given that more than 90 days have passed since your June 2016 501(k) application regarding software, tell us the status of the application, including the date and nature of any responses from the FDA.

6.   We note your response to prior comment 20. Given your disclosure in the second paragraph on page 50 that CardioComm has not yet delivered to you the final software for your device, please clarify your disclosure in the fourth paragraph on page 45 to indicate for what you submitted a 510(k) application in June 2016.

Event Monitoring, page 48

7.   Please reconcile your response to prior comment 9 and your disclosure here indicating that the monitoring centers are third parties with your disclosure in the second risk factor on page 10 regarding "our monitoring centers" and data transmission to you. Please also tell us whether monitoring centers supporting third-party products currently exist and whether you have any relationship with such centers that supports your disclosure here that you intend to provide "access" to the centers.

Intellectual Property, page 50

8.   We note your response to prior comment 18. Given the February 1, 2012 press release regarding the CardioComm and TZ Medical agreement, please state the basis for your belief that TZ Medical has not incorporated CardioComm software.

Transactions with Related Persons, page 67

9.   We note your response to prior comment 26; however, given your representation that you are a smaller reporting company, Regulation S-K Item 404(d)(1) requires disclosure of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year-end for the last two completed fiscal years. Also note that Instruction 2 to Item 404(a) provides that a *transaction* includes a series of similar transactions, arrangements, or relationships. Please revise accordingly.

Selling Stockholders, page 68

10.   We note your response prior comment 30; however, the footnotes to the table remain unclear. For example, it is unclear (1) how footnote 9 of this table is reconcilable with footnote 5 of the table on page 66, and (2) why both footnotes 10 and 13 apply to 1069754 Ontario. Please revise your footnotes as appropriate.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Stephen E. Fox, Esq.
        Ruskin Moscou Faltischek, P.C.